Exhibit 11.1

Ethical Conduct Reporting Policy

Two of the core values held by the PCL family of companies are honesty and integrity – we are open, candid and truthful and we live up to the highest standards of fairness and ethical behavior. All employees of PCL’s independent operating companies, including directors and officers, must practice honesty and integrity in fulfilling their responsibilities and comply with all applicable laws and regulations.

Our statement of guiding principles says that we are accountable to one another and everyone has the responsibility, the freedom and the power to act. In order to protect our organization from occupational fraud it is the duty and obligation of every employee of a PCL company to be watchful of the practices that they see occurring around them at all times and to report any suspicion of fraudulent activity or abuse. The objective of this policy is to provide an avenue for employees to raise concerns and to assure them that they will be protected from reprisals or victimization for reporting unethical or illegal acts in good faith.

1.	What should you report?

All activities by an employee, department, group of employees, director or officer that may constitute:

•	Accounting irregularities;

•	Conflicts of interest or other unethical business conduct;

•	Theft and fraud;

•	Violation of laws, rules or regulations;

•	Violation of professional standards or internal policies;

•	Endangering employee or public health and safety;

•	Endangering the environment;

•	Harassment or discrimination;

•	Workplace violence;

•	Any other matter of concern that an employee or other third party brings forward that is believed to be inappropriate and may adversely affect the companies or their employees;

2.	Who should you contact?

Employees should take their concerns to their immediate supervisor, or any other management personnel they feel comfortable talking to in their operation. Should employees not feel comfortable taking the issue to someone at their operations level, they may contact Denny Dahl, Director of Human Resources – PCL Construction Enterprises, Inc. in Denver or Dennis Wiens, Director Human Resource Services – PCL Constructors Inc. in Edmonton. Of course, at all times any of the company presidents, CFO and the CEO are available to all employees. Employees may be requested to submit their allegations in writing. Any such reports will be kept confidential to the extent possible, consistent with the need to conduct a thorough investigation.

3.	How will your complaint be handled?

All complaints will be investigated with care and discretion. The severity of the complaint and the level within the organization at which the potential violation occurs will dictate whether the complaint is elevated to president, CEO or Board level for investigation, resolution and/or disciplinary action. All formal complaints and their resolution will be reported annually to the Audit Committee of the Board of Directors, PCL Construction Group Inc.

4.	What protection do I have from retaliation if I make a complaint?

The PCL companies forbid retaliation or discrimination of any kind by its employees against any employee who submitted a good faith complaint. Specifically, the companies will not discharge, demote, suspend, threaten, harass, or in any manner discriminate or retaliate against a complainant or other employee who provides information in the course of an investigation. Employees who feel that they have experienced retaliation as a result of making a complaint or providing information may report any incidents to their supervisor, other management personnel or respective human resource directors as noted above. Many state and provincial jurisdictions also provide legal protection for individuals bringing forth complaints or providing information to investigators.

Violations of this policy will be investigated and individuals who have been found to retaliate or discriminate will be disciplined up to and including termination of employment. Similarly, individuals who are found to have intentionally made false and malicious claims may be subject to disciplinary action.

Send questions or comments to: Denny Dahl Dennis Wiens	Target Audience: Company-wide

Publication Date: 03/09/2005	Publisher: Michelle Miller